IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C.
1985, c. C-44, AS AMENDED, AND RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE

AND

IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT OF TEMBEC ARRANGEMENT INC., TEMBEC
INDUSTRIES INC. AND TEMBEC ENTERPRISES INC. (collectively, the ‘‘Applicants’’)

NOTEHOLDERS PROXY

MEETING OF NOTEHOLDERS

to be held pursuant to an Order of the Ontario Superior Court of Justice
in connection with the Applicants’ Plan of Arrangement
under the Canada Business Corporations Act (the "Plan")
on February 22, 2008 and at any adjournment thereof.

Before completing this Proxy, please read carefully the instructions accompanying this Proxy for information respecting the proper completion and return of this Proxy. Terms used and not otherwise defined herein shall have the meanings ascribed thereto in the management proxy circular (the "Circular") of Tembec Industries Inc. ("TII") dated January 25, 2008 in respect of the Plan.

The undersigned Noteholder of TII hereby appoints JAMES LOPEZ, or failing him, GUY G. DUFRESNE, or, instead of either of the foregoing, _________________________________ (1), as proxy with power of substitution, to attend and vote for the undersigned at the Special Meeting of Noteholders of TII to be held on February 22, 2008 in the Ballroom Centre, at Le Centre Sheraton, 1201 René-Lévesque Blvd. West, Montréal, Québec, Canada at the hour of 10:00 a.m. (Montréal time), and at any adjournment(s) or postponement(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the said meeting or any adjournment(s) or postponement(s) thereof, and without limiting the general authorization and power hereby given, the persons named above are specifically directed to vote as follows:

A.

(mark one only):

FOR  ☐ or AGAINST ☐ or, if no specification is made, vote for the resolution in the form set out in Appendix "A" to the Circular to approve the Plan, the Arrangement Agreement and the transactions contemplated thereby.

B.

(mark one only):

FOR ☐ or AGAINST ☐ or, if no specification is made, vote for the resolution in the form set out in Appendix "A" to the Circular to approve a shareholder rights plan for Tembec Arrangement Inc., which rights plan is more particularly described in the Circular.

C.

In his or her discretion with respect to such other business as may properly come before the Noteholders’ Meeting or any adjournment thereof.

TO BE VALID, THIS PROXY MUST BE SIGNED AND DEPOSITED WITH COMPUTERSHARE INVESTOR SERVICES INC., BY MAIL AT 100 UNIVERSITY AVE., 9TH FLOOR, TORONTO, ONTARIO M5J 2Y1, OR BY FAX AT 416-263-9524 OR 1-866-249-7775, NOT LATER THAN 5:00 P.M. (MONTRÉAL TIME), ON FEBRUARY 20, 2008, OR IF THE MEETING IS ADJOURNED, 24 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE ANY RECONVENED MEETING.

This proxy revokes and supersedes all proxies of earlier date.

Dated the ______ day of __________, 2008. (4)

Name of Beneficial Noteholder (please print): _________________________________________________

Principal Amount of Existing Notes held by this Beneficial Noteholder (5):

Existing 2009 Senior Notes:___________________________________
Existing 2011 Senior Notes: ___________________________________
Existing 2012 Senior Notes: ____________________________________

Name of Participant Holder for this Beneficial Noteholder: (please print) (2): __________________________________________

Signature of Noteholder (2): _________________________________________________

(SEE NOTES ON REVERSE)

INSTRUCTIONS FOR COMPLETION OF PROXY

1.

Each Noteholder who has a right to vote at the Meeting has the right to appoint a person (who need not be a Noteholder) to attend, act and vote for and on behalf of the Noteholder and such right may be exercised by inserting in the space provided the name of the person to be appointed. If no name has been inserted in the space provided, the Noteholder will be deemed to have appointed James Lopez or Guy G. Dufresne as the Noteholder’s proxyholder. If James Lopez or Guy G. Dufresne is appointed or is deemed to be appointed as proxyholder and the Noteholder fails to indicate on this Proxy a vote for or against approval of the Plan and the Arrangement Agreement or approval of the shareholder rights plan in the form attached as Appendix "A" to the Circular, this Proxy will be voted FOR approval of such resolutions.

2.

This Proxy must be signed by the Noteholder or by the Noteholder’s attorney duly authorized in writing or, if the Noteholder is a corporation, by a duly authorized officer or attorney of the corporation with an indication of the title of such officer or attorney.

3.

Reference is made to the accompanying Circular for further information regarding completion and use of this proxy and other information relating to the Noteholders’ Meeting.

4.

If this proxy is not dated in the space provided, it will be deemed to be dated on the date it is received by Computershare Investor Services Inc.

5.

Noteholders should insert the principal amount of all Existing Notes owned by the Noteholder.

6.

Valid proxies bearing or deemed to bear a later date will revoke this Proxy. If more than one valid proxy for the same Noteholder and bearing or deemed to bear the same date are received with conflicting instructions, such proxies may be treated as disputed proxies and will not be counted.

7.

The parties hereto have required that this agreement and all documents and notices related hereto and/or resulting herefrom be drawn up in the English language. Les parties aux présentes ont exigé que la présente convention ainsi que tous les documents et avis qui s’y rattachent et/ou qui en découleront soient rédigés en langue anglaise. Les porteurs de billets qui le désirent peuvent recevoir, sans frais et sur demande, une version française du formulaire de procuration.

8.

This Proxy should be sent to Computershare Investor Services Inc. by mail, delivery, courier or facsimile at the address set out below so that it is received by Computershare Investor Services Inc. no later than 5:00 p.m. (Montréal Time) on February 20, 2008.

By Registered Mail, Hand or Courier:

100 University Avenue, 9th
Floor Toronto, Ontario M5J 2Y1
Attention: Proxy Department

By Fax:

416-263-9524 or 1-866-249-7775